[redacted]

10026573

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 37486 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornton Farish, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 Eastern Blvd Suite 210
(No. and Street)

Montgomery (City) Alabama (State) 36117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rose Mary Miller 334-270-8555
(Area Code – Telephone Number)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson, Price, Barranco, Blankenship & Billingsley, P.C.
(Name – *if individual, state last, first, middle name*)

3815 Interstate Court (Address) Montgomery (City) Alabama (State) 36109 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Scott W. Bamman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornton Farish, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Scott W. Bamman
Signature

President
Title

Theresa J. Fitzsimmons
Notary Public 8-27-11

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Member
American Institute
of Certified Public
Accountants

wilsonprice
WilsonPriceBarrancoBlankenship&BillingsleyP.C.
Certified Public Accountants & Consultants

Member
Alabama Society
of Certified Public
Accountants

## Independent Auditors' Report

Board of Directors
Thornton Farish Inc.
Montgomery, Alabama

We have audited the accompanying statement of financial condition of Thornton Farish Inc., as of December 31, 2009, and the related statements of income, stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornton Farish Inc., as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 12 through 14 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Montgomery, Alabama
February 25, 2010

Wilson, Price, Barranco, Blankenship & Billingsley, P.C.

# THORNTON FARISH INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

## ASSETS

| | |
|---|---|
| Cash | $ 33,467 |
| Fees receivable | 204,528 |
| Interest receivable | 770 |
| Other receivables | 15,000 |
| Other assets | 3,044 |
| Certificates of deposit and money market funds | 182,614 |
| Stockholder receivables | 150,506 |
| Property and equipment (at depreciated cost) | 17,667 |
| **TOTAL ASSETS** | $ 607,596 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

### LIABILITIES

| | |
|---|---|
| Accounts payable and other liabilities | $ 26,719 |

### STOCKHOLDERS' EQUITY

| | |
|---|---|
| Common stock - $1 par value, 10,000 shares authorized and 1,500 shares issued and outstanding | 1,500 |
| Additional paid-in capital | 509,552 |
| Retained earnings | 69,825 |
| **TOTAL STOCKHOLDERS' EQUITY** | 580,877 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 607,596 |

See independent auditors' report and notes to financial statements.

**THORNTON FARISH INC.**
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| **REVENUES** | |
| Investment banking | $ 2,376,597 |
| Interest and dividends | 3,707 |
| Commissions | 3,125 |
| Total revenues | 2,383,429 |
| **EXPENSES** | |
| Compensation and benefits | 891,443 |
| Communications | 19,393 |
| Dues, fees and assessments | 8,223 |
| Interest | 10,750 |
| Occupancy costs | 66,677 |
| Other operating expenses | 138,751 |
| Promotional costs and issue expenses | 70,195 |
| Total expenses | 1,205,432 |
| **NET INCOME** | $ 1,177,997 |

See independent auditors' report and notes to financial statements.

## THORNTON FARISH INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

| | COMMON STOCK | ADDITIONAL PAID-IN CAPITAL | RETAINED EARNINGS | TOTAL |
|---|---|---|---|---|
| **BALANCE AT JANUARY 1, 2009** | $ 1,500 | $ 509,552 | $ 117,478 | $ 628,530 |
| Net income | - | - | 1,177,997 | 1,177,997 |
| Dividend distributions | - | - | (1,225,650) | (1,225,650) |
| **BALANCE AT DECEMBER 31, 2009** | $ 1,500 | $ 509,552 | $ 69,825 | $ 580,877 |

See independent auditors' report and notes to financial statements.

# THORNTON FARISH INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| **INCREASE (DECREASE) IN CASH** | |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net income | $ 1,177,997 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 8,837 |
| Unrealized losses | 112 |
| Reinvested dividends on money market fund | (89) |
| Changes in assets and liabilities: | |
| Receivables | (12,160) |
| Other assets | 19,089 |
| Accounts payable and other liabilities | 8,018 |
| Net cash provided by operating activities | 1,201,804 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Purchase of furniture and fixtures | (614) |
| Purchase of certificates of deposit | (75,000) |
| Purchase of money market fund investment | (917,906) |
| Money market fund redemptions | 850,000 |
| Matured certificates of deposit | 140,000 |
| Net cash used by investing activities | (3,520) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Dividend distributions | (1,225,650) |
| **NET DECREASE IN CASH** | (27,366) |
| **CASH AT BEGINNING OF YEAR** | 60,833 |
| **CASH AT END OF YEAR** | $ 33,467 |
| **SUPPLEMENTAL CASH FLOW DISCLOSURE** | |
| Cash paid during the year for: | |
| Interest | $ 10,750 |

See independent auditors' report and notes to financial statements.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *Nature of Operations*

Thornton Farish Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the business of brokering securities, underwriting securities issues, and remarketing securities throughout the United States. The Company operates primarily in the municipal securities markets.

### *Securities Transactions*

Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis. Securities transactions of the Company are recorded on a trade-date basis.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the principals of the Company.

### *Investment Banking*

Investment banking revenues include profits and fees arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting profits and fees are recognized on the closing date of the issue. Investment banking fees also include fees earned from providing financial advisory and remarketing services which are recognized when billed, generally on a quarterly basis.

### *Fees Receivable*

Fees receivable in connection with remarketing contracts are recognized at net realizable value. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables, if any. If determined to be uncollectible, the receivable is written off against the allowance account. Based on historical activity with these agreements, management has determined that no allowance for doubtful accounts is necessary.

### *Property and Equipment*

Major additions to property and equipment are capitalized at cost. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of property and equipment disposed of are removed from the related accounts and any gain or loss is reflected in income. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### *Income Taxes*

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Effective January 1, 2009, the Company accounts for uncertainty in income taxes in accordance with Financial Accounting Standards Board (FASB) ASC 740-10, *Income Taxes*, which prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required before being recognized in the financial statements. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns for all open tax years (after 2006 for federal and state) based on an assessment of many factors including past experience and interpretations of tax laws applied to the facts of each matter.

### *Advertising*

Advertising costs are expensed as incurred. Advertising expense totaled $500 for the year ended December 31, 2009.

### *Cash and Cash Equivalents*

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less.

### *Use of Estimates in the Preparation of Financial Statements*

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 2. PROPERTY AND EQUIPMENT

As of December 31, 2009, property and equipment consisted of the following:

| | | |
|---|---|---|
| Furniture and equipment at cost | $ | 74,514 |
| Less accumulated depreciation | | (56,847) |
| Property and equipment at depreciated cost | $ | 17,667 |

Depreciation expense totaled $8,837 for the year ended December 31, 2009.

## 3. FINANCING ARRANGEMENTS

As of December 31, 2009, the Company had a $25,000,000 credit facility available at Regions Bank to handle presold bond issue closings. Each note bears interest at the bank's prime rate and is secured by the bonds creating each specific transaction and stockholder guarantees. As of December 31, 2009, there were no balances outstanding with respect to this credit facility.

As of December 31, 2009, the Company had a $2,000,000 credit facility available at Regions Bank to purchase bonds for resale. Each note bears interest at the bank's prime rate and is secured by the bonds purchased and stockholder guarantees. This note amount is determined using a loan to cost ratio of 90%. As of December 31, 2009, there were no balances outstanding with respect to this credit facility.

## 4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company has net capital and net capital requirements of $211,727 and $100,000 as of December 31, 2009. The Company's percentage of aggregate indebtedness to net capital was 12.62% as of December 31, 2009.

## 5. PROFIT-SHARING PLAN

The Company has a profit-sharing plan covering substantially all salaried employees. Contributions to the plan are authorized by management at its discretion. The plan has received a favorable tax determination under the Internal Revenue Code.

## 6. SUBORDINATED LIABILITIES

The Company had no liabilities subordinated to the claims of general creditors during the year ended December 31, 2009.

## 7. CONCENTRATIONS

At times, the Company's cash balances in banks may exceed federally insured limits. At December 31, 2009, the Company had no uninsured cash balances.

## 8. OPERATING LEASES

The Company leases its office facilities under an agreement with terms calling for base monthly rent of $5,047 with a 1.5% increase in each succeeding year through January 31, 2012. Rental expense under this agreement for the year ended December 31, 2009, totaled $64,208.

The Company leases an automobile accounted for as an operating lease. Monthly rent through April 2010 is $1,235. Rental expense under this agreement for the year ended December 31, 2009 totaled $14,836.

Future minimum rental payments under these agreements are as follows:

| | Facility | Automobile |
|---|---|---|
| 2010 | $ 65,244 | $ 4,940 |
| 2011 | 66,223 | - |
| 2012 | 5,602 | - |

## 9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2010, the date which the financial statements were available to be issued. No subsequent events requiring disclosure were noted.

# SUPPLEMENTARY INFORMATION

**THORNTON FARISH INC.**
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

| | | |
|---|---|---|
| Total qualified ownership equity | | $ 580,877 |
| Other allowable credits | $ - | |
| Total capital and allowable subordinated liabilities | | 580,877 |
| Nonallowable assets | 365,500 | |
| Total deductions and/or charges | | 365,500 |
| Net capital before haircuts on securities positions | | 215,377 |
| Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)): | | |
| Trading and investment securities: | | |
| Certificates of deposit | 1,496 | |
| Other securities | 2,154 | |
| Total haircuts | | 3,650 |
| Net capital | | $ 211,727 |

No material differences exist between the above computation of net capital and the Company's corresponding unaudited Focus Part II computation as of December 31, 2009.

See independent auditors' report.

# THORNTON FARISH INC.

SCHEDULE II
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

| | |
|---|---|
| Minimum net capital requirement | $ 1,781 |
| Minimum dollar net capital requirement of reporting broker | $ 100,000 |
| Greater of above amounts | $ 100,000 |
| Excess net capital | $ 111,727 |
| Excess net capital at 1,000% | $ 209,055 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

| | |
|---|---|
| Total aggregate indebtedness | $ 26,719 |
| Percentage of aggregate indebtedness to net capital | 12.62% |

See independent auditors' report.

## THORNTON FARISH INC.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

State the market valuation and the number of items of:

Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3

| | |
|---|---|
| Number of items | NONE |

Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3

| | |
|---|---|
| Number of items | NONE |

See independent auditors' report.

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

**Independent Auditors' Report on Internal Control**
**Required by SEC Rule 17a-5**

Board of Directors
Thornton Farish Inc.
Montgomery, Alabama

In planning and performing our audit of the financial statements of Thornton Farish Inc. (the Company), for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Montgomery, Alabama
February 25, 2010

Wilson, Price, Barranco, Blankenship & Billingsley, P.C.

# THORNTON FARISH INC.

## FINANCIAL STATEMENTS

## DECEMBER 31, 2009

**THORNTON FARISH INC.**
**FINANCIAL STATEMENTS PURSUANT TO SECTION 17**
**OF THE SECURITIES EXCHANGE ACT OF 1934,**
**AS AMENDED BY THE SECURITIES ACTS AMENDMENTS**
**OF 1975 AND RULE 17a-5 THEREUNDER**
**FOR THE YEAR ENDING DECEMBER 31, 2009**

**THORNTON FARISH INC.**
DECEMBER 31, 2009

## TABLE OF CONTENTS